Exhibit 3.1

PROPOSED AMENDMENT TO THE
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION OF
PERCEPTIVE CAPITAL SOLUTIONS CORP

“RESOLVED, as a special resolution that:

a)	Article 38.8 of PCSC’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 38.8:

“In the event that the Company does not consummate a Business Combination by June 13, 2027, such earlier time as the directors may approve or such later time as the Members of the Company may approve in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company for Permitted Withdrawals (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law. If the Company shall wind up for any other reason prior to the consummation of a Business Combination, the Company shall, as promptly as reasonably possible but not more than ten business days thereafter, follow the foregoing procedures set out in this Article 38.8 with respect to the liquidation of the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.”

b)	Article 38.9 of PCSC’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 38.9:

“In the event that any amendment is made to these Articles:

(a)	that would modify the substance or timing of the Company’s obligation to provide holders of Public Shares the right to:

(i)	have their shares redeemed or repurchased in connection with a Business Combination pursuant to Articles 38.2(b) or 38.6; or

(ii)	redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within thirty-six (36) months after the date of the closing of the IPO pursuant to Article 38.8; or

(b)          with respect to any other provision relating to the rights of holders of Public Shares,

each holder of Public Shares who is not a Founder, officer or director shall be provided with the opportunity to redeem their Public Shares following the approval, and upon the implementation by the directors, of any such amendment (an Amendment Redemption) at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less Permitted Withdrawals), divided by the number of then-outstanding Public Shares in issue.”